Exhibit 99.1

Fanhua Announces Change of Chairman of the Board

GUANGZHOU, China, September 18, 2017 (GLOBENEWSWIRE) – Fanhua Inc.(Nasdaq:FANH) (the “Company” or “Fanhua”), a leading independent online-to-offline financial services provider operating in China, today announced that, with effect from September 18, 2017, Mr. Chunlin Wang (“Mr. Wang”), chief executive officer and director of the Company, has been appointed by the Company’s board of directors (the “Board”) to be its chairman, filling the vacancy left by  the resignation of Mr. Yinan Hu (“Mr.Hu”), the former chairman of the Board. Mr. Hu’s has informed us that his resignation is due to personal reasons, though he will remain a director of the Company.

Mr. Hu is one of the co-founders of Fanhua and had been chairman of the Board since 1998. He was also the CEO of Fanhua between 1998 and 2011.

Mr. Wang joined Fanhua in 1998. He has served as the CEO of Fanhua since October, 2011 and as one of its executive director since March, 2016.

Commenting on the change, Mr. Hu stated, “I am glad that Fanhua has established an effective business model over its 20 years of development and that Fanhua has now embarked on a journey of sustainable profitability. The management team headed by Mr. Wang has also aptly demonstrated their business sophistication. I am convinced that Mr. Wang is fully capable of leading the Company through a new stage of development as the chairman of the Board and CEO of the Company.

Mr. Wang stated, “On behalf of the Board, I’d like to thank Mr.Hu for his tremendous contributions to Fanhua. Mr. Hu’s great vision and insights have guided Fanhua to pinpoint market opportunities amid industry transformations, which culminated in its rise to leadership in the insurance intermediary industry. My thanks also go to Mr. Hu and the rest of the Board for their trust and support. I will try my best to live up to the expectations that Fanhua’s shareholders have placed in us. I will work to the best of my ability to realize the goal of propelling Fanhua to become one of the world’s top insurance intermediaries.”

About Fanhua Inc.

Fanhua Inc., formerly known as CNinsure Inc., is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services provided by over 90 insurance companies to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) Baoxian.com, a consumer-oriented online entry portal for comparing and purchasing hundreds of health, accident, travel and homeowner insurance products provided by over 30 insurance companies; (2) CNpad App, a mobile sales support application that helps insurance agents provide real-time quotations and online transactions of a wide spectrum of auto insurance, life insurance and wealth management products to customers; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

Our offline insurance distribution and service networks cover 29 provinces across China, including most economically developed cities and regions in China.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Contact: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.